EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Jurisdiction of Incorporation

LSB Financial Corp.	Lafayette Savings Bank, FSB	Federal

Lafayette Savings Bank, FSB	L.S.B. Service Corporation	Indiana

Lafayette Savings Bank, FSB	Lafayette Insurance and Investments, Inc.	Indiana

The financial statements of LSB Financial Corp. are consolidated with those of its subsidiaries.